FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

130 Adelaide Street West                                                                                                    24
St. Andrews Road
Suite 2116
Parktown, 2193
Toronto, Ontario                                                                                                                      Postnet Suite 252
M5H 3P5
Private Bag X30500
T. 416.360.7590                                                                                                                       Houghton, 2041
F. 416.360.7709                                                                                                                       South Africa
www.napalladium.com
www.goldfields.co.za
Trading Symbols TSX – PDL
  JSE
- GFI
AMEX – PAL
NYSE - GFI
For Immediate Release
News Release
October 18, 2005
North American Palladium and Gold Fields Announce
Option/Joint Venture on the Arctic Platinum Project
Toronto, Ontario — North American Palladium Ltd. (“NAP”) and Gold Fields Limited (“Gold Fields”) are
pleased to announce the companies have entered into a letter of intent to form a joint venture to further explore mining properties and develop a mine at the Arctic Platinum Project (“APP”) located in Finland.
APP’s location and geology are quite similar to that of NAP’s Lac des Iles mine in Northwestern Ontario and will permit NAP to utilize its operating and development experience in the design and construction of a mine at APP.
NAP will be granted an option to acquire up to a 60% undivided interest in APP including the Suhanko, SJ
Reef and SK Reef mining properties and claims located south of Rovaniemi, Finland (collectively the
“Project”). NAP’s option to acquire its interest in APP will vest upon NAP satisfying the following conditions on or before June 30, 2008: (i) completing a US$7.5 million re-scoping study and exploration program and US$5.0 million feasibility study; (ii) making a decision to develop a mine at the Project; and
(iii) paying Gold Fields up to US$45 million through the issuance of NAP common shares. The price per share will be the weighted average trading price on the American Stock Exchange for 11 trading days commencing October 11, 2005.
During the next stage of work, NAP will manage the exploration, engineering and evaluation activity on
APP. This work will be divided into two phases, Phase I: a re-scoping study and Phase II: a feasibility study. The proposed exploration program will focus on APP’s SK Reef and SJ Reef projects. The feasibility study will generate a report with sufficient engineering detail and cost estimates in order for the
Project to be considered for project financing or other suitable financing alternatives.
The re-scoping study on the Project will address the following objectives:
–
define a combined mineable resource of 5 million ounces of 2PGE + Au at grades greater than
3.0 grams per tonne.
–
exploration on the SK Reef and SJ Reef mining projects to drill and examine mining claims that have the potential to satisfy the target grades, obtain sufficient data to create a new geological model that supports a combined mine plan for the Project and identify other high potential geological zones along the Archaean-Proterozoic contact.
–
examine various mine design options to efficiently exploit all identified APP resources and produce a marketable product in a cost-effective manner.
–
evaluate the metallurgy of various ore types contained within the Project and categorize as to possible processing options.
News Release, October 18, 2005

North American Palladium Ltd.

The re-scoping and feasibility studies are expected to commence in the first quarter of 2006 and take approximately 30 months to complete.

Upon NAP’s acquisition of an interest in APP, a joint venture of APP will be formed with NAP holding a
60% interest and Gold Fields holding a 40% interest. Gold Fields will have a back-in right to acquire an additional 10% interest in APP and consideration for such interest will be paid by reducing the number of
NAP common shares issued to Gold Fields by 20%. NAP will remain operator of the joint venture which will be managed under a Joint Venture arrangement.

Completion of the transaction is subject to a number of conditions including among other things, negotiating and executing a formal option and joint venture agreement and receipt of all required regulatory and third party approvals and consents, including the approvals of the Toronto and American
Stock Exchanges and the South African Reserve Bank.

Gold Fields is one of the world’s largest gold producers, with annual unhedged gold production of approximately 4.2 million ounces, reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields is listed on the JSE (primary listing), NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange.

North American Palladium’s Lac des Iles Mine is Canada’s only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. The Company also earns substantial revenue from by-product nickel, platinum, gold and copper. In addition to operating
Lac des Iles, the Company’s mandate is to expand its production profile through an aggressive exploration campaign, designed to increase its exposure to base and precious metals. Palladium use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan. Palladium is also used in the dental, electronics, jewellery and chemical sectors.

For further information, please contact:

North American Palladium Ltd.

Gold Fields Limited

André J. Douchane

South Africa

President & CEO

Willie Jacobsz

Tel: (416) 360-2656

Tel: +27 11 644-2630

Douglas H. Bache – Treasurer

Nerina Bodasing

Tel: (416) 360-2651

Tel: +27 11 644-2460

Krista Muhr - Manager

North America

Investor Relations

Cheryl A. Martin

Tel: (416) 360-2652

Tel: (303) 796-8683

Forward-Looking Statements – Certain statements included in this news release are forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the NAP’s or Gold Fields’ future plans, objectives and goals, including words to the effect that the respective company or its management expects a stated condition or result to occur. When used herein, words such as “expect”, “estimate”, “will”, “objectives” and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the development and construction of a mine and the exploration programs and objectives are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond control of the respective company that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others fluctuations in grade, and geological or technical problems. For a more comprehensive review of risk factors, please refer to NAP’s most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian provincial securities regulatory authorities and Goldfields’ Annual Report on Form 20-F on file with the SEC. Each of NAP and Gold Fields disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

News Release, October 18, 2005                       Page 2 of 2                   North American Palladium Ltd.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 19 October 2005
GOLD FIELDS LIMITED
By:
Name:       Mr W J Jacobsz
Title:          Senior Vice President: Investor
Relations and Corporate Affairs